UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

EV ENERGY PARTNERS, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
26926V 10 7
(CUSIP Number)
Michael E. Mercer
1001 Fannin Street, Suite 800
Houston, Texas 77002
(713) 651-1144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Management Partners, Ltd./76-0378595

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		136,304 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

136,304 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

136,304 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)	EnerVest Management Partners, Ltd. (“EnerVest”) may be deemed to beneficially own an aggregate of 136,304 common units representing limited partner interests in EV Energy Partners, L.P. (the “Issuer”) and the subordinated units reported in the original Schedule 13D dated October 9, 2006 (the “Original Schedule 13D”). EVEC Holdings, LLC (“EVH”) is the record holder of 37,212 common units, CGAS Holdings, LLC (“CGH”) is the record holder of 92,304 common units, and EnerVest is the record holder of 6,788 common units. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units which may be deemed to be beneficially owned by EnerVest may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 5,300 Common Units reported herein as held individually by John B. Walker, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Management GP, L.C./76-0629541

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		136,304 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

136,304 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

136,304 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)	EnerVest Management GP, L.C. may be deemed to beneficially own an aggregate of 136,304 common units representing limited partner interests in the Issuer and the subordinated units reported in the Original Schedule 13D. These units are held of record by EVH, CGH and EnerVest. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units which may be deemed to be beneficially owned by EnerVest Management GP, L.C. may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 5,300 Common Units reported herein as held individually by John B. Walker, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EVEC Holdings, LLC/76-0378595

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,212 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

37,212 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

37,212 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)	These units are held of record by EVH. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units held by EVH may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: CGAS Exploration, Inc./31-4367246

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		92,304 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

92,304 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

92,304 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)	CGAS Exploration, Inc. (“CGAS”) may be deemed to beneficially own an aggregate of 92,304 common units representing limited partner interests in the Issuer and the subordinated units reported in the Original Schedule 13D.These units are held of record by CGH. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units which may be deemed to be beneficially owned by CGAS may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: CGAS Holdings, LLC/31-4367246

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		92,304 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

92,304 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

92,304 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	These units are held of record by CGH. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units held by CGH may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: John B. Walker

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)(2)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		5,300 Common Units(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		136,304 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,300 Common Units(2)

WITH	10	SHARED DISPOSITIVE POWER:

136,304 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

141,604 Common Units(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Mr. Walker may be deemed to beneficially own an aggregate of 141,604 common units representing limited partner interests in the Issuer and the subordinated units reported in the Original Schedule 13D. These units are held of record by Mr. Walker, EVH, CGH and EnerVest. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	Mr. Walker directly acquired 5,300 common units of the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering. He acquired such units with personal funds and has sole voting and dispositive power with respect to such units.

(3)	The subordinated units which may be deemed to be beneficially owned by Mr. Walker may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(4)	Mr. Walker disclaims beneficial ownership of the units held by the EnerVest Entities.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: Jon Rex Jones

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		136,304 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

136,304 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

136,304 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Mr. Jon Rex Jones may be deemed to beneficially own an aggregate of 136,304 common units representing limited partner interests in the Issuer and the subordinated units reported in the Original Schedule 13D. These units are held of record by EVH, CGH and EnerVest The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units which may be deemed to be beneficially owned by Mr. Jon Rex Jones may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Mr. Jon Rex Jones disclaims beneficial ownership of the units held by the EnerVest Entities.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: A.V. Jones, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		136,304 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

136,304 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

136,304 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Mr. A.V. Jones may be deemed to beneficially own an aggregate of 136,304 common units representing limited partner interests in the Issuer and the subordinated units reported in the Original Schedule 13D. These units are held of record by EVH, CGH and EnerVest The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units which may be deemed to be beneficially owned by Mr. A.V. Jones, Jr. may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Mr. A.V. Jones, Jr. disclaims beneficial ownership of the units held by the EnerVest Entities.

     This Amendment No. 1 to Schedule 13D is being filed jointly by EnerVest Management Partners, Ltd., a Texas limited partnership (“EnerVest”), the sole member of EVEC Holdings, LLC, a Delaware limited liability company (“EVH”); CGAS Exploration, Inc., an Ohio corporation (“CGAS”), the sole member of CGAS Holdings, LLC (“CGH”); Jon Rex Jones, an individual and a United States citizen; A.V. Jones, Jr., an individual and a United States citizen; and John B. Walker, an individual and a United States citizen, EnerVest, EVH, CGAS and CGH are collectively, referred to as the “EnerVest Entities”, and together with Messrs. Walker, Jon Rex Jones and A.V. Jones, Jr. are referred to as the “Filing Parties” to amend items 8, 10, 11 and 13 of the cover page for each of the Filing Parties and Items 1, 4, 5 and 6 to reflect the exercise by the underwriters involved in the initial public offering of Common Units by the Issuer of their over-allotment option to purchase an additional 370,576 Common Units and the use of the proceeds of such exercised by the Issuer to redeem 370,576 Common Units from EnerVest, EVH and CGH. The cover page for each of the Filing Parties and Items 1, 4, 5 and 6, as amended hereby, are restated in their entirety in this Amendment No. 1. Items 2 and 3 of the original Schedule 13D dated October 9, 2006 (the “Original Schedule 13D”) remain unchanged.
     As of October 26, 2006, the Filing Parties are no longer beneficial owners of more than 5% of the outstanding Common Units of the Issuer. Accordingly, this amendment is the final amendment to Schedule 13D and is an exit filing.
     Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Schedule 13D.
Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is common units (“Common Units”) of EV Energy Partners, L.P. (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin Street, Suite 800, Houston, Texas 77002.
     EnerVest also may be deemed to beneficially own subordinated units of the Issuer (the “Subordinated Units”), which are convertible on a one-for-one basis into Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at October 26, 2006, after giving effect to the issuance by the Issuer of 3,900,000 Common Units in the initial public offering of the Issuer, the exercise by the underwriters involved in the initial public offering of Common Units by the Issuer of their over-allotment option to purchase an additional 370,576 Common Units and the use of the proceeds of the exercise of the over-allotment option by the Issuer to redeem 370,576 Common Units from EnerVest, EVH and CGH, there were 4,495,000 Common Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.
Item 4. Purpose of Transaction
     On September 29, 2006, the EnerVest Entities acquired 506,880 Common Units for investment purposes as partial consideration of EnerVest’s and CGAS’s contribution to the Issuer of the partnership interest in EV Properties and oil and gas properties in connection with the closing of the Issuer’s initial public offering. Additionally, Walker purchased 5,300 Common Units for investment purposes directly from the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering. The EnerVest Entities disposed of an aggregate of 370,576 Common Units as described in item 5(c) below.
     Representatives of the EnerVest Entities serve on the board of directors of EV Management, LLC, which is the general partner of the EV Energy GP, L.P. (the general partner of the Issuer), and in such capacity will influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent.
     The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) As more fully described in Item 6 below, under certain circumstances, the Subordinated Units of the Issuer beneficially owned by the EnerVest Entities are convertible into Common Units on a one-for-one basis.
     The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is incorporated herein.
(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.
     (j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     The EnerVest Entities are the record and beneficial owners of 136,304 Common Units, which in the aggregate represents approximately 3.03% of the outstanding Common Units. The EnerVest Entities also hold 2,663,830 Subordinated Units which are convertible into Common Units on a one-for-one basis upon satisfaction of the conditions in the Issuer Partnership Agreement as described in Item 6.
     As a result of Messrs. Walker’s, Jon Rex Jones’ and A.V. Jones, Jr.’s indirect ownership of the general partner of EnerVest, and the relationship of EnerVest to EVH, EnerVest to CGAS, and CGAS to CGH, as described in Item 2 of the Original Schedule 13D, EnerVest and Messrs. Walker, Jon Rex Jones and A.V. Jones, Jr. may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held of record by the EnerVest Entities. Messrs. Walker, Jon Rex Jones and A.V. Jones, Jr. disclaim beneficial ownership of the units held by the EnerVest Entities.
     Walker is the record holder of 5,300 Common Units, which represent 0.11% of the outstanding Common Units. Walker has sole power to vote or direct the vote and the power to dispose or direct the disposition of the Common Units owned of record by him.
     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

     Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule 1 to the Original Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any additional Common Units. Certain of the persons named in Schedule 1 to the Original Schedule 13D beneficially own Common Units in the amounts set forth next to their names in such Schedule 1.
     (c) The underwriters in the initial public offering of the Issuer had an option to purchase an additional 585,000 Common Units from the Issuer pursuant to the terms of underwriting agreement among the Issuer, certain of its affiliates and the underwriters named therein, dated September 26, 2006 (the “Underwriting Agreement”). The underwriters exercised their option to purchase 435,000 additional Common Units from the Issuer. 370,576 of those units were redeemed from the EnerVest Entities. The $6,892713.60 net proceeds of the underwriters’ purchase of additional Common Units was used to redeem from the EnerVest Entities 370,576 Common Units on October 26, 2006 (reflecting a per unit redemption price of $18.60/Common Unit).
     Except as set forth above in this paragraph (c), there have been no reportable transactions with respect to the Common Units since October 10, 2006 (the date of the Original Schedule 13D was filed with the Securities and Exchange Commission) by the Filing Parties.
     (d) No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by the EnerVest Entities. Mr. Walker has the sole right to receive and direct the receipt of distributions from, and the proceeds from the sale of, Common Units owned of record by him.
     (e) As of October 26, 2006, the Filing Parties are no longer beneficial owners of more than 5% of the outstanding Common Units of the Issuer. Accordingly, this amendment is the final amendment to Schedule 13D and is an exit filing.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates, have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. Pursuant to the terms of the Issuer Partnership Agreement, all of the Subordinated Units will convert to Common Units on a one-for-one basis after September 30, 2008, if the Issuer meets the conversion tests set forth in the Issuer Partnership Agreement. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.
     The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement (filed as Exhibit A to the Original Schedule 13D).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of EV Energy Partners, L.P. (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-134139)).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: October 27, 2006

ENERVEST MANAGEMENT PARTNERS, LTD.

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser

Mark A. Houser
Executive Vice President and
Chief Operating Officer

EVEC HOLDINGS, LLC

By:	EnerVest Management Partners, Ltd., its sole member

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser

Mark A. Houser
Executive Vice President and
Chief Operating Officer

CGAS EXPLORATION, INC.

By:	/s/ Mark A. Houser

Mark A. Houser
President and Chief Operating Officer

CGAS HOLDINGS, LLC

By:	CGAS Exploration, Inc., its sole member

By:	/s/ Mark A. Houser

Mark A. Houser
President and Chief Operating Officer

/s/ John B. Walker

John B. Walker

/s/ Jon Rex Jones

Jon Rex Jones

/s/ A.V. Jones, Jr.

A.V. Jones, Jr.